Exhibit 99.a

Central Gold-Trust

Friday April 25, 2008

Central Gold-Trust (symbol: TSX – GTU.UN (Cdn.$) and GTU.U (U.S.$) AMEX – GTU (U.S.$)) has today released selected financial information in U.S. dollars  relating to results of operations for the three months ended March 31, 2008.

CENTRAL GOLD-TRUST

STATEMENT OF NET ASSETS

(expressed in U.S. dollars)

	March 31,	December 31,
	2008	2007
Net assets:
Gold at market	$146,329,859	123,546,031
Cash	113,261	58,249
Interest-bearing cash deposits	3,731,043	2,347,380
Prepaid expenses & other	43,565	27,563
	150,217,728	125,979,223
Accrued liabilities	(220,656)	(124,642)
Net assets representing Unitholders’ equity	$149,997,072	125,854,581

Represented by:
Capital Units issued: 4,279,500 (2007: 3,992,500)	$76,279,600	66,286,977
Retained earnings inclusive of unrealized appreciation of holdings	73,717,472	59,567,604
	$149,997,072	125,854,581

Net asset value per unit	$35.05	31.52

Net asset value per unit expressed in Canadian dollars	$36.03	31.15

Exchange rate: U.S. $1.00 = Cdn.	$1.0279	0.9881

The change in net assets as reported in U.S. dollars, which will occur from period to period, will primarily be a result of the changing market price of gold and the proportion of gold held by the Trust.

Net assets increased by $24,142,491 or 19.2%, during the three month period to a total of $149,997,072.  The increase in net assets was attributable to the increased price of gold during the period and the net proceeds of the public offering completed on February 12, 2008.

Box 10106, Meadowlands P.O., Ancaster, Ontario Canada L9K 1P3	Tel: (905) 304-GOLD(4653) Fax: (905) 648-4196
Courier Address: 55 Broad Leaf Crescent Ancaster, Ontario L9G 3P2	Website: www.gold-trust.com E-mail: info@gold-trust.com

CENTRAL GOLD-TRUST

STATEMENT OF INCOME

(expressed in U.S. dollars)

	Three months ended March 31,
	2008	2007
Income:
Interest	$27,391	12,796
Unrealized appreciation of holdings	14,364,596	3,208,541
	$14,391,987	3,221,337
Expenses:
Administration fees	107,235	65,228
Auditors’ fees	34,450	9,000
Safekeeping, insurance and bank charges	33,709	19,269
Regulatory filing fees	26,611	19,391
Legal fees	16,645	18,235
Trustees’ fees and expenses	9,116	12,094
Stock exchange fees	5,241	4,006
Unitholder information	5,049	5,066
Registrar and transfer agent fees	3,200	3,036
Miscellaneous	50	512
Foreign currency exchange loss	813	59
Total expenses	242,119	155,896
Net income:
inclusive of unrealized appreciation of holdings	$14,149,868	3,065,441
Net income per unit:
inclusive of unrealized appreciation of holdings	$3.41	0.94

The net income for the quarter ended March 31, 2008 amounted to $14,149,868 ($3.41 per unit) compared to $3,065,441 ($0.94 per unit) for the same period in 2007, after deducting expenses of $242,119 (2007: $155,896).  Virtually all of the net income for the quarter represents the unrealized appreciation of bullion holdings, which is not distributable income, but is included in income in accordance with CICA Accounting Guideline 18.

The expenses of maintaining the Trust, expressed as a percentage of the average of the month-end net assets, were 0.16% for the three months ended March 31, 2008 compared to 0.19% for the same period in 2007.  For the twelve months ended March 31, 2008, the expense ratio was 0.60% compared to 0.68% for the twelve months ended March 31, 2007.

Central Gold-Trust is a passive, self-governing, single purpose trust, which invests primarily in long-term holdings of gold bullion and does not actively speculate with regard to short-term changes in gold prices.  At March 31, 2008, the units of Central Gold-Trust were 97.6% invested in unencumbered, allocated, segregated and insured gold bullion. Units may be purchased or sold on The Toronto Stock Exchange and the American Stock Exchange.

For further information, contact J.C. Stefan Spicer, President & CEO;

Email: info@gold-trust.com Website: www.gold-trust.com ; Telephone: 905-304-GOLD (4653).